[redacted]

11016674

S MMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 23 2011
Washington, DC
105

SEC Mail Processing
Section
FEB 23 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

649 SOUTH MILLEDGE AVE. SUTIE 6
(No. and Street)

ATHENS	GA	30605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE H. WILLIAMS — 888-353-9972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGG & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

305 SUWANEE EAST DR.	LAWRENCEVILLE	GA	30043
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CANNON SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Geo. H. Williams
Signature

CEO
Title

Kathleen J. Yoste commission expires 11/11/2014
Notary Public

KATHLEEN J. YOSTE NOTARY PUBLIC MADISON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cannon Securities, Inc.

Financial Statements
and
Supplementary Information

Year Ended December 31, 2010 and From Inception (August 10, 2009) through December 31, 2010

Cannon Securities, Inc.

Table of Contents

Year Ended December 31, 2010 and From Inception (August 10, 2009) through December 31, 2010

LGG & Associates, P.C.
Certified Public Accountants and Consultants
305 Suwanee East Drive
Lawrenceville, Georgia 30043

Report of Independent Certified Public Accountants on the Financial Statements and Supplementary Information

To the Shareholder
Cannon Securities, Inc.
Athens, Georgia

In accordance with the terms and objectives of our engagement, we have audited the accompanying Statements of Financial Condition of **Cannon Securities, Inc.** (the **"Company")** as of December 31, 2010 and 2009, and the related Statements of Operations, Changes in Shareholder's Equity, and Cash Flows for the year ended December 31, 2010 and from inception (August 10, 2009) through December 31, 2010.

These financial statements and supplementary information are the responsibility of the **Company's** management. Our responsibility is to express an opinion on these financial statements based on our audits.

The **Company** is presenting and filing these financial statements and supplementary information pursuant to the **United States Securities and Exchange Commission Rule 17a-5(a)** under the **Securities Exchange Act of 1934**.

We conducted our audits in accordance with **Auditing Standards Generally Accepted in the United States of America**. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Our audits included consideration of the **Company's** system of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the **Company's** system of internal control over financial reporting. Accordingly, we do not express such an opinion.

Office: 770 513-1752 Mobile: 770 596-6784 Fax: 770 962-6331
louis@qbconsultants.com • Member of AICPA & GSCPA

Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the **Company's** financial statements, assessing the accounting principles used and the significant estimates made by the **Company's** management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the **Company** as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and from inception (August 10, 2009) through December 31, 2010, in conformity with **Accounting Principles Generally Accepted in the United States of America**.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying **Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission** and **Other Information** is presented for the purpose of additional analysis only and is not a required part of the financial statements, but is supplementary information required by **Securities and Exchange Commission Rule 17a-5** under the **Securities Exchange Act of 1934.** Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

LGG Associates, PC

LGG & Associates, PC
Certified Public Accountants and
Management Consultants

Lawrenceville, Georgia
Monday, February 14, 2011

Cannon Securities, Inc.

Statements of Financial Condition

December 31, 2010 and 2009

	2010	2009
Assets:		
Current assets:		
Cash and cash equivalents	$ 41,184	$ 34,754
Accounts receivable	56,478	—
Other	1,513	1,470
	$ 99,175	$ 36,224
Liabilities:		
Current liabilities:		
Accounts payable and accruals:		
Commissions	$ 11,775	$ —
Other	5,238	445
Total	17,013	445
Shareholder's Equity:		
Paid-in capital:		
Common stock	50,000	50,000
Additional paid-in capital	20,000	—
Retained earnings (deficit)	12,162	(14,221)
Net	82,162	35,779
	$ 99,175	$ 36,224

See the accompanying report of independent certified public accountants and the notes to the financial statements.

Cannon Securities, Inc.

Statements of Operations

Year Ended December 31, 2010 and From Inception (August 10, 2009) through December 31, 2010

	2010	From Inception
Revenues	$ 58,875	$ 58,875
Operating expenses:		
Professional services	16,498	27,101
Commissions	11,775	11,775
Licenses and registration	1,199	4,729
Office rent, utilities, and lease expense	2,152	2,152
Other	868	956
Total	32,492	46,713
Net income	$ 26,383	$ 12,162

See the accompanying report of independent certified public accountants and the notes to the financial statements.

Cannon Securities, Inc.

Statements of Changes in Shareholder's Equity

Year Ended December 31, 2010 and From Inception (August 10, 2009) through December 31, 2010

	2010	From Inception
Issuance of common stock – paid in cash:		
Balance, beginning of period	$ 50,000	$ –
September 18, 2009	–	20,000
September 28, 2009	–	30,000
Balance, end of period	$ 50,000	$ 50,000
Additional paid-in capital – paid in cash:		
Balance, beginning of period	$ –	$ –
December 29, 2010	20,000	20,000
Balance, end of period	$ 20,000	$ 20,000
Retained earnings (deficit):		
Balance, beginning of period	$(14,221)	$ –
Net income	26,383	12,162
Balance, end of period	$ 12,162	$ 12,162

See the accompanying report of independent certified public accountants and the notes to the financial statements.

Cannon Securities, Inc.

Statements of Cash Flows

Year Ended December 31, 2010 and From Inception (August 10, 2009) through December 31, 2010

	2010	From Inception
Cash flows from operating activities:		
Net income	$ 26,383	$ 12,162
Adjustments to reconcile net income to net cash flows from operating activities:		
Accounts receivable	(56,478)	(56,478)
Miscellaneous	(43)	(1,513)
Accounts payable and accruals:		
Commissions	11,775	11,775
Other	4,793	5,238
Net cash flows from operating activities	(13,570)	(28,816)
Cash flows from financing activities:		
Proceeds from capital contributions	20,000	70,000
Net change in cash and cash equivalents	6,430	41,184
Cash and cash equivalents:		
Beginning of period	34,754	–
End of period	$ 41,184	$ 41,184

See the accompanying report of independent certified public accountants and the notes to the financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cannon Securities, Inc. (the **"Company")** was incorporated in the state of Georgia on August 10, 2009. The **Company** operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts. The **Company** is a broker-dealer registered with the **United States Securities and Exchange Commission** (the **"SEC")** and, since May 2010, has been a member of the **Financial Industry Regulatory Authority ("FINRA")**.

As a registered broker-dealer under the **SEC** and a member of **FINRA**, the **Company** is subject to the **SEC's Uniform Net Capital Rule 15c3-1** under the **Securities Exchange Act of 1934** (the **"Act")**.

The **Company** is required to maintain a minimum net capital of $5,000, and the **SEC** requires that the ratio of aggregate indebtedness to net capital, both as defined by the **SEC**, shall not exceed 8 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2010, the **Company** had net capital of $35,467, which was $30,467 in excess of its required net capital of $5,000, and the **Company's** net capital ratio was .48 to 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the user in understanding the **Company's** financial statements. These financial statements and other matters are the representations of the **Company's** management who is responsible for their integrity and objectivity.

The **Company's** accounting policies conform to **Accounting Principles Generally Accepted in the United States of America** (more commonly known as **"Generally Accepted Accounting Principles"**) and have been applied on a consistent basis in the preparation and presentation of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Generally Accepted Accounting Principles

The phrase **"Generally Accepted Accounting Principles"** is a technical accounting term that encompasses the conventions, rules, and procedures necessary to define accepted accounting practice at a particular time.

It includes not only broad guidelines of general application, but also detailed practices and procedures.

These conventions, rules, and procedures provide standards by which to present, measure, and judge financial statements.

Generally Accepted Accounting Principles ("GAAP") are concerned with the measurement of economic activity, the time when such measurements are to be made and recorded, the disclosures surrounding this activity, and the preparation and presentation of summarized economic information in the form of financial statements.

GAAP develops when questions arise about how accomplish these objectives – measurement, timing, recognition, disclosure, and/or presentation, either in official pronouncements of authoritative bodies empowered to create **GAAP**, or **GAAP** originates over time through the development of customary practices that evolve when authoritative bodies fail to respond. Thus, **GAAP** is a reaction to and a product of the economic environment in which it develops.

Accordingly, the development of accounting and financial reporting standards lags behind the development and creation of increasingly intricate economic structures and transactions.

There are two broad categories of accounting principles – **Recognition and Disclosure**. **Recognition** principles determine the timing and measurement of items that enter the accounting cycle and affect financial statements. These are quantitative standards that require economic information to be reflected numerically.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Generally Accepted Accounting Principles (continued)

Disclosure principles deal with factors that are not always numeric. Disclosures involve qualitative information that is an essential ingredient of a full set of financial statements. Their absence would make the financial statements misleading by omitting information relevant to the decision-making needs of the user.

Disclosure principles complement recognition principles by explaining estimates and assumptions underlying the numerical information and providing additional information on accounting policies, contingencies, uncertainties, etc., which are essential to fully understand the performance and financial condition of the reporting entity.

The presentation of financial statements in conformity with **Accounting Principles Generally Accepted in the United States of America** requires the **Company's** management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of earned revenues and expenses during the reporting period. Actual results can differ significantly from those estimates and assumptions.

The **Company's** management base their estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which constitute the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of earned revenues and costs and expenses.

On an ongoing basis, the **Company's** management evaluates its estimates, including those related to revenue recognition, the collectability of accounts receivable, and, if applicable, the fair value of investments, the fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, deemed value of common stock for the purpose of determining stock-based compensation, and income taxes, among others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Generally Accepted Accounting Principles (continued)

For purposes of these financial statements, certain matters may be described as either material or immaterial. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is quantitatively small could be considered material as a result of qualitative factors (political, economic, etc.).

Revenue Recognition and Accounts Receivable

Commissions and other fees, if any, are recognized as services are provided.

Commissions receivable arising from services rendered are monitored continuously for collectability. These receivables are considered past due when they are thirty (30) days old.

As of December 31, 2010, management reviewed the status of commissions receivable and determined that an allowance for doubtful accounts was not necessary.

When conditions arise indicating that a particular account is likely to be uncollectible, it will be charged to the allowance for doubtful accounts, if any.

As of December 31, 2010, the **Company** had one (1) customer with an outstanding balance due totaling $56,478, which represented 96% of the **Company**'s earned revenues. This balance was collected in January 2011.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid financial instruments with original maturities of three months or less when purchased. These cash and cash equivalents are maintained at one financial institution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Accounting

The **Company's** management has evaluated the provisions of **GAAP** concerning accounting for uncertainty in income taxes and concluded that these standards do not have a material impact on the **Company's** financial statements. The **Company** prepares its federal and state income tax returns in conformity with tax accounting methods that the **Company's** management consider appropriate for income tax reporting purposes. As with all tax presentations, these tax accounting methods are subject to review and possible adjustment by the appropriate federal and/or state taxing authorities. In addition, the **Company's** sole shareholder has elected to file the **Company's** federal and state income tax returns as an **"S" Corporation** whereby the taxable income or losses of the **Company** flow through to its shareholder and, accordingly, these financial statements do not contain any current, deferred, or other tax provisions.

3. RELATED PARTY TRANSACTIONS

Consulting Services Agreement

On September 19, 2009, the **Company** entered into a consulting agreement for certain compliance related services.

Monetary transactions between the **Company** and this related party for the year ended December 31, 2010 and from inception (August 10, 2009) through December 31, 2010 were $15,098 and $25,893, respectively. The remaining unpaid charges at December 31, 2010 were $1,020 and were settled in January 2011.

The term of this consulting agreement shall be for a period of one (1) year, whereupon the agreement will automatically renew upon each subsequent anniversary date unless terminated sooner by either party. Termination must be in writing and shall be effective upon delivery to the party not having requested its termination.

3. RELATED PARTY TRANSACTIONS (continued)

Other Services Agreement

On September 30, 2010, the **Company** entered into an agreement with a related party for office space, administrative support, and office equipment.

Monetary transactions between the **Company** and this related party for the three months ended December 31, 2010 and from inception (August 10, 2009) through December 31, 2010 were $3,552 and $3,552, respectively. The remaining unpaid charges at December 31, 2010 were $3,552 and were settled in January 2011.

This agreement shall remain in full force and effect for a term commencing on September 30, 2010 and terminating as of one (1) year from the date of commencement, and shall automatically renew each year for a one (1) year period unless either party delivers notice of its intent not to renew within thirty (30) days of a renewal period.

4. COMMON STOCK

When incorporated, the **Company** authorized 100,000 shares of common stock. These shares did not have a par or stated value. During 2009, the **Company** issued 50,000 shares for a consideration of $50,000 to a single shareholder. In December 2010, that same single shareholder contributed an additional $20,000 without receiving any additional shares of common stock.

Accordingly, as of December 31, 2010, the **Company** has 100,000 shares of common stock authorized, of which 50,000 are issued and outstanding for a total consideration of $70,000.

On February 10, 2011, the **Company's** sole shareholder established a par/stated value of $1 per share of common stock which has been reflected in the financial statements as of December 31, 2010.

5. SUBSEQUENT EVENTS

The **Company's** management have considered subsequent events affecting conditions existing at the date of the financial statements and subsequently discovered facts which could affect the financial statements and have determined that none of these events, other than the establishment of a par/stated value per share of common stock described in Note 4 to these financial statements, need to be incorporated into these financial statements. In addition, the **Company's** management has evaluated its ability to continue as a going concern.

These determinations have been made through Monday, February 14, 2011, which is the date these financial statements were available for issuance.

Cannon Securities, Inc.

Computation of Net Capital under SEC Rule 15c3-1 of the United States Securities and Exchange Commission

December 31, 2010

Net Capital Computation:	
Shareholder's equity:	
Paid-in capital:	
Common stock	$ 50,000
Additional paid-in capital	20,000
Retained earnings	12,162
Total capital and allowable shareholder's equity qualified for net capital	$ 82,162
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	45,182
Other	1,513
Total deductions and/or charges	46,695
Net capital	$ 35,467
Aggregate Indebtedness:	
Items included in the December 31, 2010 statement of financial condition:	
Accounts payable and accruals	$ 17,013
Computation of Basic Net Capital Requirement:	
Minimum net capital required, based on 12-1/2% of aggregate indebtedness	$ 2,127
Minimum net capital required of reporting broker-dealer	$ 5,000
Net capital required (greater of the above)	$ 5,000
Excess capital	$ 30,467
Ratio: Aggregated indebtedness to net capital	.48 to 1

Pursuant to **SEC Rule 17a-5(d)(4)**, no material differences were noted from the **Company's** computation; therefore, a reconciliation is not considered necessary.

See the accompanying report of independent certified public accountants.

Cannon Securities, Inc.

Other Information

December 31, 2010

The following statements and computations are not applicable to the **Company** as of December 31, 2010, and for the year then ended and, accordingly, are not included herein:

1. Statement of changes in liabilities subordinated to claims of creditors.
2. Computation for determination of the reserve requirements pursuant to **SEC Rule 15c3-3**.
3. Information related to the possession or control requirements under **SEC Rule 15c3-3**.
4. Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The **Company** qualifies for exemption of 2 and 3 above under subparagraph (k)(1) of **SEC Rule 15c3-3**.

See the accompanying report of independent certified public accountants.

LGG & Associates, P.C.
Certified Public Accountants and Consultants
305 Suwanee East Drive
Lawrenceville, Georgia 30043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder
Cannon Securities, Inc.
Athens, Georgia

In planning and performing our audits of the financial statements and supplementary information of **Cannon Securities, Inc.** (the **"Company")** as of and for the year ended December 31, 2010, and from inception (August 10, 2009) through December 31, 2010, we considered the **Company's** system of internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness the **Company's** system of internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the **Company's** system of internal control over financial reporting.

Also, as required by **SEC Rule 17a-5(g)(1)** of the **United States Securities and Exchange Commission** (the **"SEC")**, we have made a study of the practices and procedures followed by the **Company** including consideration of control activities for the safeguarding of securities, if appropriate. This study included tests of such practices and procedures that we considered necessary and/or relevant to the objectives stated in **SEC Rule 17a-5(g)** in making the periodic computations of aggregate indebtedness (or gross debits) and net capital under **SEC Rule 17a-3(a)(11)** and for determining compliance with the exemptive provisions of **SEC Rule 15c3-3** (specifically, subparagraph (K)(1)).

Because the **Company** does not carry security accounts for customers or perform custodial functions relating to a customer's securities, we did not review the practices and procedures followed by the **Company** in any of the following:

Office: 770 513-1752 Mobile: 770 596-6784 Fax: 770 962-6331
louis@qbconsultants.com • Member of AICPA & GSCPA

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by **SEC Rule 17a-13**.

2. Complying with the requirements for prompt payment for securities under **Section 8** of **Federal Reserve Regulation T** of the **Board of Governors** of the **Federal Reserve System**.

No facts came to our attention to indicate that the exemptions claimed had not been complied with during the year ended December 31, 2010, and from inception (August 10, 2009) through December 31, 2010.

The **Company's** management is responsible for establishing and maintaining a system of internal control over financial reporting and the practices and procedures referred to in preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the **SEC's** above-mentioned objectives. Two of the objectives of a system of internal control over financial reporting and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the **Company** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation and presentation of financial statements in conformity with **Accounting Principles Generally Accepted in the United States of America**. **SEC Rule 17a-5(g)** lists additional objectives of the practices and procedures listed in preceding paragraphs.

Because of inherent limitations in a system of internal control over financial reporting and the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of a system of internal control over financial reporting and the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects an entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with **Accounting Principles Generally Accepted in the United States of America** such that there is more than a remote likelihood that a misstatement of an entity's financial statements that is more that inconsequential will not

be prevented or detected by an entity's system of internal control over financial reporting.

A material weakness is a condition in which the design or operation of one or more of the **Company's** systems of internal control over financial reporting does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees of the **Company** in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

Our consideration of the **Company's** system of internal control over financial reporting was for the purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the **Company's** system of internal control over financial reporting that might be material weaknesses. We did not identify any deficiencies in the **Company's** system of internal control over financial reporting and control activities for safeguarding that we consider to be a material weakness, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the **SEC** to be adequate for its purposes in accordance with the **Securities Exchange Act of 1934** and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the **Company's** system of internal control over financial reporting and practices and procedures were adequate at December 31, 2010, to meet the **SEC's** objectives.

This report is intended solely for the information and use of the sole shareholder, management, the **SEC**, the **Financial Industry Regulatory Authority**, and other regulatory agencies that rely on **SEC Rule 17a-5(g)** under the **Securities Exchange Act of 1934** in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LGG & Associates, PC

LGG & Associates, PC
Certified Public Accountants and
Management Consultants

Lawrenceville, Georgia
Monday, February 14, 2011